02041874

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

JUN 24

For the month of May 2002

Genset
(Translation of Registrant's Name Into English)

24, rue Royale
75008 Paris
France
(Address of Principal Executive Offices)

Copies of all notices to:

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

Marc Vasseur
Genset S.A.
24, rue Royale
75008 Paris - France
+ 33 1 55 04 59 00

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures:
- Press Release dated May 16, 2002, reporting that Genset Appointed Marc Vasseur as Chairman and Chief Executive Officer of Genset S.A.

FOR IMMEDIATE RELEASE

Contacts:

GENSET
+331 55 04 59 00
Marc Vasseur
Chairman & CEO

BURNS McCLELLAN
+1 212 213 0006
Media : Justin Jackson
Investors: John Nugent

MARC VASSEUR IS APPOINTED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF GENSET S.A.

Press Release

Paris, France, May 16, 2002 – Marc Vasseur has been appointed Chief Executive Officer and Chairman of the Board of Directors of Genset S.A. (**Nasdaq**: GENXY; **Euroclear**: 5433), following the resignation of André Pernet.

André Pernet commented: "During the last two years Genset has made a successful transition to becoming a genomics-based pharmaceutical company developing its own pipeline of drug targets and candidates. This transition period has been both challenging and exciting. The Company is now well positioned to execute the strategy we have put in place. With his energy, vision, and management experience, I am convinced that Marc Vasseur is a perfect leader for Genset at this point in time. As a co-founder of the Company and one of its key officers for many years, Marc Vasseur has an intrinsic knowledge of Genset's capabilities and people, as well as a deep understanding of the Company's R&D programs addressing both the Central Nervous System and metabolic disorders."

Marc Vasseur added: "André Pernet's contribution has been critical in Genset's positioning as a drug-oriented genomics company. André's pharmaceutical expertise has allowed the Company to institute a new vision and to accelerate the transition of the Company in this post-genomics era. I want to warmly thank him for his efforts. Since my return to Genset, I have been working closely with the Company management to streamline our R&D assets in metabolism and the CNS. I will continue to ensure that Genset executes its strategy and develops fruitful interactions with strategic partners."

Marc Vasseur co-founded Genset in 1989 and served as Director and Chief Biology Officer of the Company until July 2000. He then left the Company to pursue other interests, including the creation and management of Pasteur-Mediavita, a spin-off of the Institut Pasteur, where he was President & CEO. He has also served as director of several biotechnology companies, and has actively participated in the management of several investment funds. Marc Vasseur returned to Genset earlier this year as Senior Vice President.

About Genset: Genset is a genomics-based pharmaceutical company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

Genset's news releases are available on the Company's Web site at http://www.genxy.com.

GENSET is listed on the **Nouveau Marché** of the Paris Bourse and on the **NASDAQ**

Euroclear: **5433** - NASDAQ: **GENXY** - Bloomberg: **GNST FP** - Reuters: **GEN.F**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date : May 21, 2002

By: ____________________________

Name: Marc Vasseur

Title: Chairman and CEO